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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Predecessor		Successor
	Three Months Ended March 31, 2004	Six Weeks Ended February 11, 2005	Seven Weeks Ended March 31, 2005
Income (loss) before taxes and minority interest	$10,909	$(9,261)	$(41,028)
Add (subtract):
Equity in net income from affiliated companies	(2,153)	265	(4,287)
Dividends received from affiliates	51	—	—
Interest expense	1,634	741	6,167
Amortization of debt issuing costs	101	30	274
Portion of rents representative of an interest factor	549	215	251

Income (loss), as adjusted	$11,091	$(8,010)	$(38,623)

Fixed charges:
Interest expense	$1,634	$741	$6,167
Amortization of debt issuing costs	101	30	274
Portion of rents representative of an interest factor	549	215	251

Total fixed charges	$2,284	$986	$6,692

Ratio of earnings to fixed charges	4.86	— (a)	— (a)

(a)
Ratio not shown due to coverage deficiency in the amount of $8,996 and $45,315 for the six weeks ended February 11, 2005 and the seven weeks ended March 31, 2005, respectively.

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Ratio of Earnings to Fixed Charges